Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

Wheels Up Squawk Box on CNBC Interview 2.1

Joe Kernen: I can’t believe that was available. Two letters are good enough. That’s amazing. Thank you. That may be the biggest -- that may be the most important thing -- in this day and age, that may be the most important thing about the deal, Robert. You know what I mean? Nothing else matters - thanks, Robert. Let's bring in the people behind the deal, Kenny Dichter, Founder & CEO of Wheels Up and Ravi Thakran, Chairman and CEO of Aspirational and former chairman of LVMH South and Southeast Asia. Seems like a great partner, Kenny and welcome, Robby. In terms of expanding the brand in terms of luxury, what a great partner but also coming with LVMH experience. Kenny, how long has it been? You used to come on the show and you were a marquee jet guy - then you started Wheels Up. Is it some type of anniversary for that?

Kenny Dichter: Joe, on August 1, 2013, I was right there on the set, we weren’t at home, but I was on the set and we announced Wheels Up and its 7 and a half years to the day so that means something great for us. Squawk has been a great partner as we've announced some great things. I know, Joe, you were there for Justify and American Pharaoh. We got Tom Brady in the big game - Tom we've been flying since day one. It's a great day and a testament to all the people that work with us at Wheels Up and I couldn't be prouder to have Ravi as our partner.

Joe Kernen: Robby, it could, you could -- you could theoretically move this into -- are you talking about -- you tell me, what other areas are we talking about with the Wheels Up brand that would work globally?

Ravi Thakran: With my 20 years at LVMH and a dozen years of private equity, I’ve seen the best brands are built which go beyond the functional utility and create an emotional bond with customers and create a clustered community of customers, and at Wheels Up, that is exactly what’s at play. Also, I've seen a very, very good category combined with a good company and great leadership team - that alchemy always produces a successful outcome. Now, here we have an aggressive market, large and growing. 90% of the people who can afford to fly have not flown private jet. 95% of planes are sitting idle. Just using next gen technology to connect them is a great play that our company is bringing in. Working with LVMH, I've seen the overlap of luxury brands and private jet customers is almost complete – be it from fashion, be it from beauty, be it from jewelry, be it from champagne. I think we can bring that experience and that connection to benefit a world class brand. Moreover, I and my team have lead LVMH Asia for over 20 years and I think that experience of contextual intelligence of Asian markets - we can bring that to Wheels Up, as well - to engage with the fastest growing market in the world. And in the next decade, 62% of GDP growth is likely to come from Asia, so every company has to get ready for that. We believe we can build that bridge for Wheels Up.

Joe Kernen: Kenny, we’ve watched through the 7 and a half years you expand and differentiate relations. We’ve been through periods that have been great for private jet travel and things where you’re not so sure based on prospects for the economy. I’m trying to figure out how this latest pandemic would factor in. A lot of people would like to travel private, obviously, because they don’t want to fly on a commercial jet. It’s been a rough economy but I guess for your clients, these are the some of the people we’re talking about – the bifurcated economy – the high end has been able to manage. This is a difficult thing to talk about but this is a bifurcated economy. Your business has actually been good during the pandemic?

Kenny Dichter: Yea, our business has been firm, and you know, Joe, I’m really proud of our pilots and our staff. We stood in and the team on the front line delivered day in and day out for our members. I would say 2020 was really the beginning of a big democratization. We saw so many new people, so many dynamic new people, that have never flown private before actually picking up to either join Wheels Up or come on to the platform and fly. So, 2020 was really a solid year for us. A lot of the M&A kicked in, the platform that we bought, the software that will enable the digital marketplace is kicking in. I’ll be honest, a lot of good things. And really, Joe, our good fortune – the first thing we did - it was on March 30th on your show with Russel Wilson, we kicked off Meals Up. I’ll give you another great metric. We’re over 50 million meals on Meals Up, so thank you for the air there. Exciting. I would just say on Ravi and his team to have the DNA, and of course, L Catterton is a partner in the SPAC. I want to talk about the operator’s edge, Joe. The SPACs that have an operator like Ravi, and he’s an operator’s operator, have a 40% better outcome than just SPACS that are financially sponsored. We chose well. Morgan Stanley, Goldman, Jeffrey, Credit Suisse all have done a great job and had great execution and, again, they talked up top about the investors in the pipe. An amazing group of A+ investors so we couldn’t be happier about where we are and where we’re going.

Joe Kernen: What do you need to do, Kenny? And what will this enable you to do in terms of more product offerings and expanding your base. You want to get to the point where it’s like Uber but it’s still pretty expensive. Prices need to come down – I don’t know, would you need to share the planes. I don’t know, how would that work?

Kenny Dichter: Joe, it’s simple. First off, we’re bringing $790 million of fresh capital to the business and, of course, with the public currency, we’ll be able to be very strategic in how we go out and globalize while we democratize and digitize. But you said it up top, we need to, in real time, facilitate through our software that operator community coming on and have a plane where you need it, when you need it, at any point in time. So, it’s real time. It’s connecting millions of customers with tens of thousands of airplanes in real time and that’s really the key to the growth here. We built a dynamic membership model that I’m really proud of. But here’s the pivot to the global marketplace to digitization. We want to be the Air BnB, the Uber of the sky and I think that this transaction – this partnership with Aspirational and L Catterton – that takes us a step closer to getting there.

Joe Kernen: Well, Kenny, I remember that you have that tequila that did pretty well, too. This has gotta be a pretty proud day for you and congratulations to you. Ravi, this does boggle the mind and hopefully there will be luxuries and people that can afford it and hopefully everyone can get lifted up. This is tough time to talk about private jet travel when we’re sending out stimulus checks and everything but it is what it is and we’re going to cover it at CNBC. Thank you, both.

Kenny Dichter:: Thank you, Joe.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aspirational intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aspirational, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aspirational and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.